Mail Stop 3561

April 8, 2010

Via US Mail and Fax (888) 229-8159

Jonathan F. Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.
8067 Quarterfield Road
Severn, Maryland 21144

> **Re: Frozen Food Gift Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 11, 2010**
> **File No. 333-165406**

Dear Mr. Irwin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. In light of your status as a development stage company that has no revenues to date, please discuss, with a view towards disclosure, the source of the "testimonials" included on your website.

2. We note your disclosure on page 23 that your principal supplier of ice cream is A. Panza and Sons, Ltd. We also note that several pictures and graphics on your website suggest that your products use Hershey's ice cream. It does not appear, however, that A. Panza and Sons distributes Hershey's ice cream. Please revise your website or advise us why your use of Hershey's on your website is accurate.

Registration Statement Cover Page

3. It appears that you intend to offer your securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. If so, please check the applicable box on the registration statement cover page.

Prospectus Summary, page 1

Corporate Background and our Business, page 1

4. Please revise your filing to avoid the use of industry jargon such as "B2B" and "B2C."

5. Please revise your disclosure on page one to clarify your status as a development stage company and include the fact that you have no revenues to date and have not commenced operations. Please ensure that conforming revisions are made throughout your filing, including, but not limited to, your Summary and Description of Business sections.

6. The paragraph you include under "Going Concern" appears to be rather lengthy for a summary and appears in this exact form on pages 5, 20 and 26. Please revise to state this concept in summary form.

About This Offering, page 4

7. We note footnote (1) on page four which, in reference to the number of shares being offered, states "[c]onsists of 16,000,000 shares underlying common stock ownership…." Please tell us the intent of this footnote as it does not appear to provide any clarity to the information provided in the table above.

Risk Factors, page 5

8. Your second risk factor on page six, "We may be unable to manage growth…" and your third risk factor on page seven, "We may be unable to scale our operations successfully" appear to address the same risks. Please revise or advise us why you believe both risk factors are appropriate.

We have been the subject of a going concern opinion by our independent auditors…, page 5

9. We note your indication here and elsewhere about your need for additional financing. Specifically, you state here that "[a]ssurances cannot be given that adequate financing can be obtained to meet [y]our capital needs…." In an appropriate place in your prospectus, please revise to quantify the additional amount of financing you will need to satisfy your capital needs.

The stock markets and economy are currently suffering…, page 9

10. Considering your disclosure on page 10 that you will not receive any proceeds from the sale of the common stock subject to this registration statement, please revise your second risk factor on page nine to clarify how the state of the stock market affects your ability to implement your business plan. Clarify what you mean when you refer to your ability to "market all the shares [you] desire to implement [y]our business plan;" your reference to "market" seems to suggest that you plan to offer your shares to the public.

We could fail to attract or retain key personnel, which could be detrimental to our operations, page 9

11. This risk factor states that your success "largely depends on the efforts and abilities of [y]our Chief Executive Officer…." However, on page 7, you include a risk factor titled "Our management has a limited amount of senior management experience…" Please reconcile these disclosures or, if the stated risks are not material to you, remove them.

Forward Looking Statements, page 10

12. Please delete your reference to the Private Securities Litigation Reform Act in the first paragraph on page 10. Section 27A(b)(2)(C) of the Securities Act of 1933 expressly states that the safe harbor for forward-looking statements does not apply to statements made in connection with an issuer that issues penny stock.

13. You also state that you do not take any responsibility for the accuracy or completeness of the forward-looking statements you include here. It is not appropriate for you to disclaim the accuracy or completeness of any information in your prospectus. Please remove this disclaimer.

Determination of Offering Price, page 10

14. In light of your disclosure on page 10 that you will not receive any proceeds from the sale of the common stock subject to this registration statement, please expand your disclosure at the bottom of page 10 to explain why you considered your

"relative cash requirements" in determining your common stock offering price. This comment also applies to the similar statement you make on page 8.

Dilution, page 11

15. We note your indication that there will be no dilutive impact on the Company's shareholders. Please revise to clarify that there will be a dilutive impact in terms of price, if true. In this regard, we presume that you are offering the shares registered in this transaction at a premium to the amount of consideration given for such shares.

Selling Stockholder, page 11

16. We note that your selling stockholder table includes footnotes (3) and (4), but there is no cross-reference in your table. Please revise.

17. For each selling stockholder you identify, please disclose when and how they acquired their shares for resale.

18. Please revise the percentage held by Mr. Masters as it appears to be overstated.

19. Please disclose whether Tangiers Investors, LP is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

Plan of Distribution, page 12

20. Please note that securities are quoted by a market maker on the OTC Bulletin Board, not traded or listed as your disclosure indicates. Please revise your disclosure on page 12 to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also disclose whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Please make conforming changes to your prospectus cover page and your first risk factor on page nine.

<u>Directors, Executive Officers, Promoters and Control Persons, page 14</u>

21. Please revise your table on page 14 to identify your principal financial officer and principal accounting officer. It appears, based on your signature page, that both of these positions are held by Mr. Irwin. Please also update the background discussion on page 14 of such officer(s).

<u>Involvement in Certain Legal Proceedings, page 15</u>

22. Please revise your disclosure to address the requirements of Item 401(f) of Regulation S-K for the past <u>ten</u> years.

<u>Security Ownership of Certain Beneficial Owners and Management, page 16</u>

23. We note your disclosure in footnote (1) on page 16 regarding the manner in which you calculated beneficial ownership of convertible securities that are convertible into common stock within 60 days. Please revise your table to identify, through footnote disclosure, any shares that are beneficially held by any of your beneficial owners or management that are attributable to any convertible securities.

24. Please disclose how you calculated Matthew L. Schissler's beneficial ownership of 4.95% in light of his control of Red Bowl Family Trust, as disclosed in footnote (4) of your selling stockholder table, and your disclosure in footnotes (2), (3) and (4) that he makes the investment decisions for Pyrenees Consulting, Pyrenees Management and Pyrenees Investments. If you believe that you should not be aggregating these amounts, please tell us why.

25. Please disclose, by footnote to your table, Stephanie Schissler's relationship to Matthew L. Schssler.

26. Please add John Berkeridge's ownership to this table, as he appears in the selling stockholder table on page 11.

27. Your beneficial ownership table refers to "Tangiers Capital" but the related footnote (5) and your selling stockholder table refer to "Tangiers Investments." Please revise or advise.

<u>Description of Securities, page 18</u>

<u>General, page 18</u>

28. Please revise the second paragraph on page 18 to conform the par value of your securities to the par value stated in your articles of incorporation, $0.00001.

Description of Business, page 20

Overview, page 20

29. We note that the "Newco Ice Cream Independent Contractor Agreement" and "Pre-Incorporation Agreement" you filed as exhibits to your registration statement indicate that you acquired a predecessor company and you refer to two of your selling stockholders as "Former Owners." Please provide the disclosure required by Item 101(h) of Regulation S-K with respect to your predecessor.

30. Please expand your business description to provide additional detail regarding the vendors you will use to facilitate your orders, and further detail the role you will perform. For example, provide the name of each vendor that you will use and the function(s) to be performed by you and each such vendor (e.g., ordering, processing, production, customization, packaging and shipping). In this regard, we note your disclosure on page 23 regarding "suppliers" and page 6 regarding "distributors" but we are unable to confirm if these companies also constitute your vendors, and the extent of the roles performed by each. See Item 101(h)(4)(v) of Regulation S-K.

31. Toward the bottom of page 20, you indicate that you are "continuing to attempt to increase revenues within [your] core business." Please revise this sentence to state that you are attempting to generate revenues, as opposed to increase revenues, considering you have generated no revenues to date. Please also explain how you plan to do so by detailing the steps you plan to take to begin generating revenues, especially considering your disclosure on page 7 indicates that you plan to grow "rapidly."

32. Please expand the discussion in your Business section to describe your plans to bring operations in-house "after [you] reach critical mass" as you state in the second paragraph on page 26. Your discussion should include the status of your plans and a description of how you define "critical mass."

33. Please file as exhibits any written agreement memorializing your vendor arrangements. See Item 601(b)(10) of Regulation S-K.

34. As applicable, please revise your filing to provide an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Competition, page 22

35. In the second full paragraph on page 23 you indicate that your location in Severn, Maryland gives you a competitive advantage because you are able to ship to a majority of the US population via ground shipping. Please explain to us, and

revise your disclosure accordingly, how this comports with your disclosure elsewhere that you utilize vendors "to facilitate the processing, production, customization, packaging and shipping of [y]our orders."

Suppliers, page 23

36. We note your statement on page 23 that you purchase various ingredients "from small-specialized suppliers throughout the world." Please expand your disclosure to discuss the availability of these products. See Item 101(h)(4)(v) of Regulation S-K.

Employees, page 23

37. We note that you have retained four independent contractors, but it appears that you have only filed independent contractor agreements covering two of these individuals. Please file the agreements for the additional two independent contractors. Also, you state here that you have only one full-time employee, however, your disclosure on pages 7, 9 and 14 seems to suggest that you have more than one employee; please revise. See Item 601(b)(10) of Regulation S-K.

Properties, page 23

38. In light of your disclosure in the sixth paragraph on page 23 that you outsource your orders to vendors who produce and supply your products, please expand your disclosure to address why you anticipate needing larger space "relatively soon."

Reports to Security Holders, page 24

39. Please revise the third sentence of the second paragraph on page 24 to clarify that the public may read and copy materials at the Public Reference Room between the hours of 10:00 am and 3:00 pm. Your current disclosure states that the public may obtain copies by writing the Public Reference Room. See Item 101(h)(5)(iii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition …, page 26

Liquidity and Capital Resources, page 29

40. Please tell us the nature of and how you recorded the $100,000 of online assets acquired during the year noted in the seventh paragraph on page 29. We are unable to locate any such assets in your December 31, 2009 balance sheet.

Revenues, page 26

41. In the third paragraph on page 26 you state that you expect marketing and sales expenses will "continue to be [your] largest cost." To date, it does not appear that you have had any expenses relating to marketing and sales. Please revise or advise. Also, please provide an estimate of these future costs.

General and Administrative Expenses, page 26

42. Please revise your disclosure in the fourth paragraph on page 26 to clarify that you have only one executive. Your disclosure currently references your "executives" and "the team." Please ensure that you make conforming revisions throughout your filing, including, but not limited to, your executive compensation discussion beginning on page 30.

Liquidity and Capital Resources, page 29

43. In the last sentence you state that internal sources of liquidity "from sales of products and advertising" are limited. Please revise to state that you have no, as opposed to limited, revenues from sales and explain why you refer to advertising as a source of revenues, considering it has not been discussed elsewhere in your prospectus in that context.

44. We note that the report of your independent accountants contains an explanatory paragraph discussing the substantial doubt that exists regarding your ability to continue as a going concern. Please revise this section to discuss management's plans and intentions to continue the company's operations as a going concern. This discussion should expand on the discussion regarding your available cash reserves and how you plan to fund your operations for upcoming twelve-month period. See Item 303(a)(1) of Regulation S-K.

45. Please elaborate upon your discussion of the $77,400 in loan obligations to disclose the terms of the notes, including interest rate, maturity date and any other pertinent terms. We note your indication that you received $47,400 from stock loans; please explain what you mean by "stock loans."

Certain Relationships and Related Transactions, page 29

46. Please provide the information required by Item 404(d) of Regulation S-K with respect to the shareholder and officer loans you describe on page F-11 in Note 5 to your financial statements.

Executive Compensation, page 30

Summary Compensation Table, page 31

47. We note that Mr. Irwin received $90,000 of deferred compensation. Please expand footnote (2) to clarify the structure of this compensation. For example, disclose when will it be paid and in what form will it be paid.

Financial Statements

General

48. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded by the Codification. Please revise any references to accounting standards presented in your financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Balance Sheet, page F-3

49. Please disclose the significant terms related to loans payable – other such as terms, interest rates and major covenants.

Note 1. Summary of Significant Accounting Policies, page F-7

Stock-Based Compensation, page F-8

50. Please revise your disclosure to comply with FASB ASC 718 – Stock Compensation. Please note that SFAS 123 and APB 25 were superseded by SFAS 123(R) which was codified into FASB ASC 718. The intrinsic value method is no longer applicable. Also, revise your discussion of stock based compensation under Critical Accounting Policies section on page 26.

Note 3. Income Taxes, page F-10

51. We assume you prepare you tax returns on a cash basis. If so, please tell us why you have not shown a deferred tax asset related to a temporary difference for the tax basis of accrued payroll and the amount reported in the financial statements. Also, please disclose the amounts and expiration dates of operating losses for tax purposes. See ASC 740-10-50-3.a.

Item 15. Recent Sales of Unregistered Securities, page II-1

52. Your disclosure on page II-1 states that you issued 5,000,000 common shares to Tangiers Investors, LP for financial advisory services. Please file a copy of the agreement relating to these services. See Item 601(b)(10) of Regulation S-K.

53. We note your disclosure on page II-1 describing the transactions that resulted in shares being issued to Tangiers Investors, Joseph Masters and Phillip Nagele. Please also describe the transactions relating to the issuance of shares to your remaining beneficial owners as identified on page 16.

54. You indicate on page II-2 that you relied on Rule 506 of Regulation D in the issuances described on page II-1. It does not appear that you filed notifications on Form D reflecting any of these transactions. Please advise. See Rule 503 of Regulation D under the Securities Act of 1933.

Signatures, page II-4

55. Please revise your signatures to have Jonathan F. Irwin sign in his individual capacity. Currently, Mr. Irwin has only signed on behalf of the company. See Section 6(a) of the Securities Act of 1933 and Instruction one to Item 17 of Form S-1.

Exhibit 5.1 Opinion of Legal Counsel

56. Please have counsel revise his opinion to identify himself as counsel to you. In light of the fact that your registration statement covers the sale of shares that have already been issued, please also have counsel revise the third sentence of his opinion to remove the reference to "will be."

Exhibit 10.0 Independent Contractor Agreement

57. We note that your Independent Contractor Agreement refers to several entities that are not otherwise discussed in your registration statement. For example, Newco Ice Cream, Inc., NEWCO, Purchaser, and SICI. Please clarify for us how each of these entities is related to you. To the extent applicable, you should also revise the "Description of Business" section of your filing to include any relevant information.

Exhibits 10.0, 10.1 and 10.2

58. We note that your Independent Contractor, Commercial Lease and Pre-Incorporation Agreements, exhibits 10.0, 10.1 and 10.2, respectively, do not

contain conformed signatures. Please confirm whether these agreements were
executed and, if so, please file a copy with conformed signatures.

Exhibit 23.1 Consent of Auditor

59. Please revise to ensure each amendment includes the date the related consent was
issued. Refer to Item 601(b)(23) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided
all information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any
action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the company from its full
responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director